SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARGON ST, INC.

(NAME OF ISSUER)

Common Stock, par value $0.01 per share

(TITLE OF CLASS OF SECURITIES)

040149 10 6

(CUSIP Number of Class of Securities)

Victor F. Sellier
c/o ARGON ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
(703) 322-0881

Copy To:
Jonathan F. Wolcott
Holland & Knight LLP
2099 Pennsylvania Avenue, N.W.
Suite 100
Washington, D.C. 20006
(202) 457-7168

(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

December 30, 2004

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Victor F. Sellier

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A) __________________________________________________________________ (B) __________________________________________________________________

3.	SEC USE ONLY ______________________________________________
________________________________________________________________________________

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) _____________________

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 2,913,000(1)

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0

9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 2,913,000(1)

10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,000(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __________________________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON IN

(1) Includes 800,000 shares held by Victor F. Sellier Grantor Retained Annuity Trust, of which Mr. Sellier is the trustee.

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Item 1. Security and Issuer

     The class of security to which this Amendment No. 1 to Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of ARGON ST, Inc. a corporation formerly known as Sensytech, Inc. and organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 12701 Fair Lakes Circle, Fairfax, Virginia 22030.

     This Amendment No. 1 amends the initial statement on Schedule 13D dated September 29, 2004, filed by Mr. Sellier (the “Initial Statement”). This Amendment No. 1 is being filed to report that the number of shares of Common Stock which Mr. Sellier may be deemed to beneficially own has decreased, from the shares reported in the Initial Statement, by more than one percent of the current outstanding shares of Common Stock.

Item 2. Identity and Background

     (a) Name: Victor F. Sellier

     (b) Address: c/o ARGON ST, Inc., 12701 Fair Lakes Circle, Fairfax, Virginia 22030

     (c) Employment: Vice President, Business Operations, ARGON ST, Inc., a provider of defense and intelligence systems to the U.S. and foreign government.

     (d) Certain convictions in last five years: None.

     (e) Certain proceedings in last five years: None.

     (f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

     On September 29, 2004 (the “Effective Date”), ST Acquisition Corp., a Virginia corporation and a wholly-owned subsidiary of Sensytech, Inc., merged with and into Argon Engineering Associates, Inc., a Virginia corporation (“Argon Engineering”), with Argon Engineering as the surviving corporation (such transaction, the “Merger”). In connection with the Merger, Sensytech changed its name to ARGON ST, Inc. Pursuant to the Merger, each stockholder of Argon Engineering received two (2) shares of Company Common Stock for each share of Argon Engineering common stock held by such stockholder on the Effective Date. As a result of the Merger, former stockholders of Argon Engineering held approximately 66% of the Company Common Stock outstanding on the Effective Date.

     Prior to the Merger, Mr. Sellier was the Vice President and Chief Financial Officer of Argon Engineering, and beneficially held 1,602,000 shares of Argon Engineering common stock. As the result of the Merger, Mr. Sellier and an affiliated trust received an aggregate of 3,204,000 shares of Company Common Stock in exchange for their Argon Engineering common stock and Mr. Sellier was elected as the Vice President, Business Operations and a director of the Company

Item 4. Purpose of Transaction

     Mr. Sellier and his affiliated trust received their Company Common Stock as a result of the Merger described above in Item 3. In connection with the Merger, the board of directors of the Company was increased to ten (10) members, with Argon Engineering designating seven (7) directors and Sensytech designating three (3) directors. Mr. Sellier was elected as a director of the Company in connection with the Merger. There are no agreements among any stockholders of the Company with respect to future elections of Company directors.

     Mr. Sellier does not have any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

     (a)-(b) Information as to share ownership and voting and dispositive power: Incorporated by reference from numbers 7-13 of the cover page of this Amendment No. 1 to Schedule 13D.

     (c) Transactions within last sixty (60) days:

(1)	On December 17, 2004, Mr. Sellier gifted an aggregate of 6,000 shares to two non-profit organizations.

(2)	On December 21, 2004, Mr. Sellier sold 225,000 shares at $35.42 per share in an open market transaction.

(3)	On December 27, 2004, Mr. Sellier sold 15,000 shares at $35.42 per share in an open market transaction.

(4)	On December 28, 2004, Mr. Sellier sold 15,000 shares at $35.45 per share in an open market transaction.

(5)	On December 30, 2004, Mr. Sellier sold 30,000 shares at $35.47 per share in an open market transaction.

     (d) Other persons with rights to receive dividends or proceeds from sale: None.

     (e) Date on which reporting person ceased to beneficial owner of more than five percent: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to Be Filed as Exhibits

     None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: February 1, 2005

By:       /s/ Victor F. Sellier
          Victor F. Sellier

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